EXHIBIT 99.1

Immediate Report - Class Action

On April 22, 2013, Internet Gold - Golden Lines Ltd. (“the Company”) announced that it received a claim together with a motion to certify the claim as a class action, which was filed today with the Central District Court against various electronic trade websites operating in Israel and against Goldmind Media Ltd., a private company controlled by the Company ("Goldmind;" and collectively, the "Defendants").

The claim alleges that the Defendants violated the law and misled consumers and users of electronic trade websites who took part in "private sale" activities, in which the users made price quotes for purchasing various products without being aware of the actual price of the sold item, resulting in, allegedly, their deception and overcharging of consumers.

The aggregate amount sought by the class action is approximately NIS 101 million.

Goldmind is under a voluntary liquidation process and currently does not have any business activity after selling its electronic trade activity over two years ago.

The Company is studying the claim and is unable, at the present stage, to evaluate the claim or its ultimate implication, if any, to the Company and Goldmind, or whether the purchaser of this activity will assume the defense of such claim.